UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2003

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Debjani Jash
Name:	Debjani Jash
Title:	Company Secretary

Date:	June 11th, 2003

Exhibit Index

Exhibit Number	Exhibit Description
99.1	Schedule 10, Notification of major interests in shares – BARCLAYS PLC
99.2	Schedule 10, Notification of major interests in shares – ARTISAN PARTNERS LIMITED PARTNERSHIP
99.3	Schedule 10, Notification of major interests in shares – STANDARD LIFE INVESTMENTS
99.4	Press release – ICI completes sale of interests in Huntsman International Holdings
99.5	Annual General Meeting 2003, Chairman’s speech
99.6	Annual General Meeting 2003, Chief Executive’s speech
99.7	Annual General Meeting 2003, Resolutions
99.8	Schedule 10, Notification of major interests in shares – BARCLAYS PLC
99.9	Schedule 10, Notification of major interests in shares – BRANDES INVESTMENT PARTNERS LP